INVEST IN INBALANCE (YC W21)

Real-time forecasts of electricity price to support renewables, ev charging


inBalance
Empowering Electricity Asset Managers
with real-time price forecasting solutions
April 2021. All rights reserved by inBalance, inc. Design supported by Slidesgo, Flaticon, Freepik, and Unsplash.

inbalanceresearch.com Cambridge MA

Technology Software Community Artificial Intelligence Social Impact

LEAD INVESTOR

Arlene Lanciani

inBalance's work is essential to a sustainable future. As a principle at a leading energy efficiency organization, I recognize that there has been a longstanding gap in the energy industry and it has taken the sort of innovation that these brilliant minds have taken on as their shared vision. Together they have already reduced Carbon emission and their solution will ensure the sustainability of the energy industry for future generations. I believe that in as few as 10 years from now they could manage more renewable assets than any other company on the planet.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW UPDATES 2 WHAT PEOPLE SAY 10 ASK A QUESTION 10

Highlights

1. 🔥 25% increase in revenue over traditional forecasting
2. 💡Pilots with 15% of New England's responsive electricity generation
3. ⚡Working with industry leaders from Uber, EnerNOC, McKinsey
4. 📈Aiming to reach $100M ARR in 5 years by both working with utilities and directly with the market

Our Team



Thomas Marge Co-founder & CEO

Partial Mathematics PhD from the University of Cambridge

Inefficiency in the market leads to 2% or more excess emissions per year. Not only is this bad for the environment, but it makes for a valuable opportunity for a company like inBalance that is positioned to resolve it.



Rajan Troll Co-founder & CTO

Left Spectral Compute to pursue inBalanace



Edwin Fennell Co-founder & CIO

Declined MedExpress to pursue inBalanace

Pitch


inBalance
Pilots with 1.1 GW of Hydroelectric and Grid Storage, representing 15% of New England responsive generation
15%

inBalance

25%

revenue increase over traditional forecasting solutions

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inBalance


KANSAS
OKLAHOMA
Oklahoma City
-23C
Dallas
-15C
TEXAS
Austin
-14C
Houston
-11C

Electricity markets are facing unprecedented volatility

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inBalance

inBalance directly addresses market volatility

- Grid Scale Storage
- Demand Response + Hydro
- Direct Electricity Market Trading

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inBalance

Intuitive Interface



Forecasts also available via API

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inBalance

$4 Billion

CAGR of Storage is projected to be 24.4% through 2027


New Zealand Revenue
1372 M
United States
Revenue
1477 M
European Revenue
304 M Canada
Revenue
200 M
Japan Revenue
60 M
Australia
Revenue

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inBalance

Founders




THOMAS MARGE
CEO
Partial University of Cambridge Math PhD
RAJAN TROLL
CTO
Left Spectral Compute
EDWIN FENNELL
CIO
Declined MedExpress


inBalance
Social Impact: A Better Power Grid
CHEAPER
With less curtailment, power grids can fully utilize their zero marginal cost resources. More renewables will enter the market, and with them comes increased opportunity for arbitrage, smoothing out costly system conditions.
CLEANER
Power grids must maintain costly and dirty reserves when renewable generation is poorly forecasted. With inBalance, the US power grid can expect annual reductions of nearly 1 million metric tons of carbon dioxide.
SAFER
Intermittent renewables increase the risk of blackouts when their generation profile is poorly understood. Better price information provides system operators the ability to recognize and deal with potential system failures before they happen.

🔗 [Link to recorded Clubhouse pitch night on Startup Club]